Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 Fax AMERICA ● ASIA PACIFIC ● EUROPE	MHEINZ@SIDLEY.COM +1 312 853 2071

June 28, 2023

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Bradley Ecker
Geoffrey Kruczek

Re:	Faraday Future Intelligent Electric Inc. Registration Statement on Form S-3 Filed June 2, 2023 File No. 333-272354

Ladies and Gentlemen:

On behalf of Faraday Future Intelligent Electric Inc. (the “Company”), we are filing concurrently herewith Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (as so amended, the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 15, 2023 (the “Letter”). For ease of reference, the numbered paragraph below corresponds to the numbered comment in the Letter, with the Staff’s comment presented in bold font type.

All page references in the response set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

1.	Generally, securities issued in a private transaction may not be registered for resale until after the private placement is completed. In this regard, we note that your private placement investors in your Unsecured SPA do not appear to be irrevocably bound to purchase the securities because there are conditions to closing that are within the control of the investors. Refer to the last sentence of the first paragraph on page 7. Please provide your analysis regarding how registration is appropriate given this provision. For guidance, refer to Securities Act Sections Compliance & Disclosure Interpretation 139.11.

Response: The Company respectfully advises the Staff that on June 26, 2023, the Company entered into Amendment No. 1 (“Amendment No. 1”) to the Unsecured SPA, which limited the ability of an Unsecured SPA Purchaser to postpone or cancel (in its reasonable discretion) any closing pursuant to the Unsecured SPA to a limited contingency outside of the control of the Unsecured SPA Purchasers. Specifically, Section 2.1(a)(i) of the Unsecured SPA was amended and restated to provide that the Unsecured SPA Purchasers may only postpone or cancel any closing of their purchase of unsecured convertible promissory notes of the Company pursuant to the Unsecured SPA in the event the Company has not issued a press release or other public announcement confirming that the second phase of the Company’s three-phase delivery plan has begun or on prior to August 31, 2023, within 15 calendar days of such date. As a result, under the Unsecured SPA, as amended by Amendment No. 1, the Unsecured SPA Purchasers are irrevocably bound to purchase such unsecured convertible promissory notes, subject only to the Company issuing such a press release or other public announcement on or prior to the fifteenth (15th) calendar day following August 31, 2023. The Company has revised the disclosure on page 7 of the prospectus included in the Registration Statement accordingly. For additional information regarding Amendment No. 1, please refer to the Company’s Current Report on Form 8-K filed on June 27, 2023, which is incorporated by reference into the Registration Statement.

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U.S. Securities and Exchange Commission

June 28, 2023

If you have any questions regarding the foregoing or the Registration Statement, please contact the undersigned at (312) 853-2071.

Very truly yours,
/s/ Michael P. Heinz
Michael P. Heinz

cc:	D. Michael Beck, Faraday Future Intelligent Electric Inc.
General Counsel